

Mail Stop 3561

December 18, 2017

Jack A. Scott
Chief Executive Officer
Spindle Inc.
1201 S. Alma School Rd., Suite 12500
Mesa, Arizona 85210

> **Re:** **Spindle Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Period Ended June 30, 2017**
> **Response Dated December 7, 2017**
> **File No. 0-55151**

Dear Mr. Scott:

We have reviewed your December 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Exhibit Index

1. We reviewed your revised response to comment 4 in our letter dated October 19, 2017. Reference is made to Item 9(a)(3) of Form S-8 filed June 6, 2014 which states that you undertake to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Please file a post-effective amendment which deregisters all securities remaining unsold at the termination of the offering. Refer to Question 126.38 in Compliance and Disclosure Interpretations of Securities Act Forms for guidance as to what should be included in the post-effective amendment.

Jack A. Scott
Spindle Inc.
December 18, 2017
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 7 – Other Intangible Assets, page 12

2. We read your response to comment 1 and understand that you will recognize the
    contingent liability at fair value and file an amendment, in addition to amending for other
    matters set forth in your response letter dated November 6, 2017. The guidance in ASC
    805-20-25-20 uses both a probable and reasonably estimable standard in order to
    recognize the contingent consideration payable. As such, please tell us if it is probable
    that a liability had been incurred during the measurement period and if the amount can be
    reasonably estimated. If the recognition criteria in ASC 805-25-20 are not met please
    explain why.

Condensed Statements of Cash Flows, page 6

3. You did not respond to or acknowledge comment 2 in our letter dated November 8, 2017.
    As such we reissue our previous comment. We reviewed your response to comment 5
    and Exhibit A in your letter dated November 1, 2017. In future filings please provide
    information about all investing and financing activities that affect recognized assets and
    liabilities but that do not result in cash receipts or cash payments. The disclosures may
    be either narrative or summarized in a schedule and they should clearly relate the cash
    and noncash aspects of transactions involving similar items. Please refer to ASC 230-10-
    50-3.

    You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions
regarding comments on the financial statements and related matters. Please me at (202) 551-
3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products